AB 3/22



10036149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 19 2010
Washington, DC

SEC FILE NUMBER
8- 37085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Memorial Highway
(No. and Street)

Holbrook (City) N.Y. (State) 11741 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP
(Name – *if individual, state last, first, middle name*)

125 Baylis Rd - Suite 300 (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/22

OATH OR AFFIRMATION

I, Tom Wirtshafter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Portfolios Financial Services Inc, as of February 25, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ERIN E CURRENTI
NOTARY PUBLIC STATE OF NEW YORK
SUFFOLK COUNTY
LIC. #01CU6210478
COMM. EXP. 8/17/2013

Signature

President

Title

Erin E. Currenti 2/24/10

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

SEC Mail Processing
Section

Washington, DC
110

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Contents

Year Ended December 31, 2009 — *Pages*

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Report of Independent Registered Public Accounting Firm

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Portfolios Financial Services, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

Melville, New York
February 25, 2010

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2009

Assets		
Cash and Cash Equivalents	$	2,140,963
Deposits with Clearing Organizations		161,403
Receivable from Broker-Dealer and Clearing Organizations		2,787,421
Notes Receivable from Independent Representatives		1,272,978
Miscellaneous Receivable		134,791
Prepaid Insurance and Other		148,397
Due from Affiliate		169,182
Licenses		100,000
Deferred Tax Asset		56,000
Goodwill		3,503,272
Total Assets	$	10,474,407
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	255,966
Payable to broker-dealer and clearing organizations		39,398
Commissions payable		2,998,367
Total Liabilities		3,293,731
Commitments		
Stockholder's Equity:		
Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding		3,825,000
Additional paid-in capital		1,678,483
Retained earnings		1,677,193
Total Stockholder's Equity		7,180,676
Total Liabilities and Stockholder's Equity	$	10,474,407

See notes to financial statements.

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Operations

Year Ended December 31, 2009

Revenue:	
Commission revenue	$ 52,518,568
Marketing and service fee income	1,569,926
Interest and dividends	71,488
Other income	1,554,162
	55,714,144
Expenses:	
Advertising and marketing	193,959
Commission expense	45,000,834
Exchange and clearance fees	1,458,479
Data processing and reporting	985,845
Conferences and meetings	205,539
Continuing education	14,190
Dues and subscriptions	75,029
Insurance expense	258,670
Interest expense	14,604
Legal and professional	389,486
Licensing and registration fees	243,003
Meals, entertainment and travel	14,206
Recruiting expense	201,436
Salaries and wages	3,177,000
Office expense	9,334
Overhead reimbursement	2,657,500
Payroll taxes	196,000
Retirement plan	45,000
Telephone expense	1,257
Transition expense	715,557
	55,856,928
Loss before Provision (Benefit) for Income Taxes	(142,784)
Provision (Benefit) for Income Taxes:	
Current	8,537
Deferred	(56,000)
Net Loss	$ (95,321)

See notes to financial statements.

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance, January 1, 2009	100	$ 3,825,000	$ 928,483	$ 1,772,514
Contributed Capital	-	-	750,000	-
Net Income	-	-	-	(95,321)
Balance, December 31, 2009	100	$ 3,825,000	$ 1,678,483	$ 1,677,193

See notes to financial statements.

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net loss	$ (95,321)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income tax benefit	(56,000)
Amortization of notes receivable from independent representatives	249,718
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Deposits with clearing organizations	98,644
Receivable from broker-dealer and clearing organizations	(774,929)
Miscellaneous receivable	(101,720)
Prepaid insurance	(51,369)
Due from affiliate	(154,469)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	125,795
Payable to broker-dealer and clearing organizations	(716)
Commissions payable	299,641
Unearned account representative fees	(114,571)
Income tax payable - parent	(29,000)
Total adjustments	(508,976)
Net Cash Used in Operating Activities	(604,297)
Cash Flows from Investing Activities:	
Advances on notes receivable	(1,285,189)
Collections on notes receivable	134,606
Net Cash Used in Investing Activities	(1,150,583)
Cash Flows from Financing Activities:	
Contributed capital	750,000
Net Cash Provided by Financing Activities	750,000
Net Decrease in Cash and Cash Equivalents	(1,004,880)
Cash and Cash Equivalents, beginning of year	3,145,843
Cash and Cash Equivalents, end of year	$ 2,140,963

See notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the Company and its network of independent representatives. APFS's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities transactions - Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions - Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and New York State tax returns are prepared on a consolidated (combined) basis and accordingly, are included in the consolidated group's filings.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Depreciation and amortization - Depreciation is provided on an accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software, purchased for internal use, is amortized on a straight-line basis over the useful life estimated at three years.

Goodwill and intangible assets - The Company tests goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of fiscal 2009. The Company estimated the fair value of the reporting unit based upon a multiple of gross commissions. The estimated fair value was then allocated between tangible and intangible assets. As of September 30, 2009, it concluded that the fair value of the reporting unit exceeded the carrying value of the reporting unit. Therefore, no impairment charge was recognized for the year ended December 31, 2009.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

Advertising - The Company charges advertising costs to expense as incurred. Advertising costs approximated $194,000 for the year ended December 31, 2009.

Evaluation of subsequent events - Management has evaluated subsequent events through February 25, 2010 for inclusion or disclosure in the financial statements.

2. Receivable from and Payable to Broker-Dealer and Clearing Organizations

Amounts receivable from and payable to broker-dealer and clearing organizations at December 31, 2009 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 161,403	$ -
Fees and Commissions Receivable/Payable	2,787,421	2,998,367
	$ 2,948,824	$ 2,998,367

The Company cleared its customer transactions through an unrelated broker-dealer on a full disclosure basis. The arrangement required the Company to maintain a $51,356 deposit, which is in an interest bearing account with the clearing broker. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions. As of June 30, 2009, this arrangement was terminated and the Company is winding down this relationship. Upon completing the transfer of all customer accounts, the Company anticipates receipt of the remaining deposit amount. For the year ended December 31, 2009, the Company incurred approximately $450,000 in related fees and expenses.

The Company clears its remaining customer transactions through another unrelated broker on a full disclosure basis. This arrangement requires the Company to maintain a $100,000 deposit, which is an interest bearing account, with the clearing broker. The clearing broker offsets its fees against the Company's commissions. As part of transitioning its clearing arrangement to this clearing firm, the Company was reimbursed $2,000,000 for the year ended December 31, 2009, which was included in other income, net of applicable expenses.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing broker, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest bearing account with NSCC.

3. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

4. Notes Receivable from Independent Representatives

In certain situations, the Company advances newly associated independent representatives funds to provide for expenses related to transitioning their customer accounts. These advances are presented on the statement of financial condition in the form of promissory notes that are typically repaid or forgivable over a period of one to three years, with stated interest rates ranging from 6% to 7.5%. Should the independent representatives association with APFS terminate, the unamortized advance is due on demand.

The Company periodically assesses the recoverability of the remaining balances and records a reserve, if required. Amortization of advances and provision for uncollectible amounts are included in transition expense in the statements of earning. As of December 31, 2009, management determined that a provision for uncollectible amounts was not required.

As of December 31, 2009, notes receivable from independent representatives consists of the following:

		Amount
Notes Receivable	$	199,416
Notes Receivable - Forgivable		1,073,562
	$	1,272,978

5. Commissions Payable and Independent Representative Transactions

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed-upon commission schedule. As of December 31, 2009, the Company owed its independent representatives approximately $2,998,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2009 amounted to $1,815,000. These fees are netted against the respective expense accounts.

6. Concentration of Credit Risk

The Company is engaged in various brokerage activities in which customer transactions are cleared through unrelated broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for 12% of the Company's gross revenue for the year ended December 31, 2009.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Depository Insurance Corporation ("FDIC"). At December 31, 2009, the excess was approximately $1,489,000.

7. Related Party Transactions

The Company and its parent maintain an office overhead arrangement by consolidating all the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses include, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The Company reimbursed its parent approximately $6,287,000 for the year ended December 31, 2009.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2009, the Company had net capital of $1,477,468, which was $1,227,468 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.22 to 1.

9. Income Taxes

The Company files a consolidated federal and combined New York State tax return with its parent and records its share of the consolidated federal and New York State tax expense on a separate return basis. The Company's federal and New York State tax liability is recorded as "income taxes payable-parent" on the statement of financial condition. This liability represents the approximate amount due to the Company's parent for the benefit the Company will receive on the consolidated federal and combined New York State tax return of the loss generated by the parent in 2009. In addition, APFS is required to file returns in several other states.

The current and deferred portions of the income tax expense included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ -	$ (50,000)	$ (50,000)
New York State	-	(6,000)	(6,000)
Other States	9,000	-	9,000
	$ 9,000	$ (56,000)	$ 47,000

A deferred tax asset has been recorded on the statement of financial condition as a result of the Company's net operating loss.

The Company has a net operating loss carryforward of approximately $142,000 as of December 31, 2009. This amount is available in future years and expires December 31, 2024.

Uncertain tax positions - Effective January 1, 2009, the Company adopted the provisions of *"Accounting for Uncertainty in Income Taxes"* ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more-likely-than-not" threshold. The Company has evaluated its tax position for the year ended December 31, 2009 and does not expect a material adjustment to be made.

10. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. On December 31, 2009, 100 shares were issued and outstanding, which represent a 100% ownership by APH.

11. Supplemental Information - Statement of Cash Flows

Cash paid for interest during the year ended December 31, 2009 was $14,604.

Taxes paid during the year ended December 31, 2009 were $10,697.

Noncash Investing and Financing Activities

Interest Income on Independent Representative Advances and Corresponding Transition Expense	$ 33,351

Supplementary Information

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

Supplementary Information - Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2009

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital:	
Total stockholder's equity	$ 7,180,676
Non-allowable assets:	
Receivables from non-customers	293,040
Notes receivable from independent representatives	1,272,978
Due from affiliate	194,730
Miscellaneous receivable	134,791
Prepaid insurance and other	148,397
Licenses	100,000
Deferred tax asset	56,000
Goodwill	3,503,272
	5,703,208
Net Capital	$ 1,477,468
Ratio:	
Aggregate indebtedness to net capital ($3,279,881/$1,447,468)	2.22 to 1

Reconciliation with Computation included in Part II of Form X-17a-5, as of December 31, 2009.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

Schedule 2 - Computation to Determination of Reserve Pursuant to Rule 15c3-3

Not applicable.

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report on Internal Accounting Control

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements and supplemental schedule of American Portfolios Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by American Portfolios Financial Services, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 25, 2010

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Stockholder
American Portfolios
Financial Services, Inc.
Holbrook, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by American Portfolios Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting any differences. This procedure was not required since there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 25, 2010